                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No.5)*
                                       of
                           Tweedy, Browne Company L.P.


                                  SCHEDULE 13D
                               (Amendment No. 5)*
                                       of
                               TBK Partners, L.P.


                                  SCHEDULE 13D
                               (Amendment No. 4)*
                                       of
                            Vanderbilt Partners, L.P.



                    Under the Securities Exchange Act of 1934

                        INDEPENDENT INSURANCE GROUP, INC.
                                (Name of Issuer)


               Non-Voting Common Stock, Par Value $1.00 per Share
                         (Title of Class of Securities)

                                    453838201
                                 (CUSIP Number)



                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)



                                  March 6, 1996
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

--------------------------                             -------------------------
CUSIP No. 453838201                                    Page       of       Pages
          ----------------                                  -----    -----
--------------------------                             -------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Tweedy, Browne Company L.P. ("TBC")

--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) /   /
                                                                      (b) / X /


--------------------------------------------------------------------------------
   3    SEC USE ONLY



--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

                00

--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRD PURSUANT TO ITEMS 2(d) or 2(e)
                                                                          /   /


--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OR ORGANIZATION

                Delaware

--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER  TBC has sole voting power with respect
                       to 314,630 shares held in certain TBC accounts (as
  NUMBER OF            hereinafter defined).  Additionally, certain of the
                       general partners of TBC may be deemed to have sole power
   SHARES              to vote certain shares as more fully set forth herein.
                ----------------------------------------------------------------
BENEFICIALLY     8    SHARED VOTING POWER

  OWNED BY             0 shares
                ----------------------------------------------------------------
    EACH         9    SOLE DISPOSITIVE POWER
                       0 shares, except that certain of the general partners of
  REPORTING            TBC may be deemed to have sole power to dispose of
                       certain shares as more fully set forth herein.
   PERSON       ----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
    WITH               333,648 shares held in accounts of TBC (as hereinafter
                       defined).

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                333,648 shares

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          /   /


--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                4.23%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

                BD, IA & PN

--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

--------------------------                             -------------------------
CUSIP No. 453838201                                    Page       of       Pages
          ----------------                                  -----    -----
--------------------------                             -------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                TBK Partners, L.P. ("TBK")

--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) /   /
                                                                      (b) / X /


--------------------------------------------------------------------------------
   3    SEC USE ONLY



--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

                WC and BK

--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRD PURSUANT TO ITEMS 2(d) or 2(e)
                                                                          /   /


--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OR ORGANIZATION

                Delaware

--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

  NUMBER OF            0 shares

   SHARES
                ----------------------------------------------------------------
BENEFICIALLY     8    SHARED VOTING POWER

  OWNED BY             0 shares
                ----------------------------------------------------------------
    EACH         9    SOLE DISPOSITIVE POWER

  REPORTING            0 shares

   PERSON       ----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
    WITH
                       0 shares

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                0 shares

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          /   /


--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

                PN

--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

--------------------------                             -------------------------
CUSIP No. 453838201                                    Page       of       Pages
          ----------------                                  -----    -----
--------------------------                             -------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Vanderbilt Partners, L.P. ("Vanderbilt")

--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) /   /
                                                                      (b) / X /


--------------------------------------------------------------------------------
   3    SEC USE ONLY



--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

                WC and BK

--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRD PURSUANT TO ITEMS 2(d) or 2(e)
                                                                          /   /


--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OR ORGANIZATION

                Delaware

--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

  NUMBER OF            0 shares

   SHARES
                ----------------------------------------------------------------
BENEFICIALLY     8    SHARED VOTING POWER

  OWNED BY             0 shares
                ----------------------------------------------------------------
    EACH         9    SOLE DISPOSITIVE POWER

  REPORTING            0 shares

   PERSON       ----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
    WITH
                       0 shares

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                0 shares

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          /   /

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

                PN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

PRELIMINARY NOTE

       This Joint Amendment constitutes (a) Amendment No. 5 to a Statement on
Schedule 13D originally filed by Tweedy, Browne Company L.P., a Delaware limited partnership ("TBC") and dated November 19, 1990 (the "TBC Statement"); (b) Amendment No. 5 to a Statement on Schedule 13D originally filed by TBK Partners, L.P., a Delaware limited partnership ("TBK") and dated November 19, 1990 (the "TBK Statement"); and (c) Amendment No. 4 to a Statement on Schedule 13D originally filed by Vanderbilt Partners, L.P., a Delaware limited partnership ("Vanderbilt") and dated September 23, 1991 (the "Vanderbilt Statement") (collectively the "Joint Amendment").

      This Joint Amendment relates to the Non-Voting Common Stock, $1.00 par value (the "Non-Voting Common Stock"), of Independent Insurance Group, Inc. (the "Company"), which, to the best knowledge of the persons filing this Schedule 13D, is a company organized under the laws of Florida, with its principal executive offices located at One Independent Drive, Jacksonville, Florida 32276.

      This Joint Amendment contains information regarding shares of Non-Voting Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which accounts TBC has investment discretion (the "TBC Accounts"), and with respect to some of which it has obtained sole or shared voting power.

      This Joint Amendment is being filed because the filing persons are no longer subject to the reporting requirements of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act") as a result of the disposition of their respective shares of Non-Voting Common Stock pursuant to an Agreement and Plan of Merger by and among the Company, American General Corporation and AGC Life Insurance Company, a wholly owned subsidiary of American General (the "Merger"). The Merger was approved by the Company's shareholders at a Special Meeting of Shareholders held on February 29, 1996. In accordance with the terms of the Merger, each share of Non-Voting Common Stock of the Company was tendered for $27.50 per share.

      Other than as set forth below, to the best knowledge of TBC, TBK and Vanderbilt, there has been no material change in the information set forth in response to Items 1, 2, 3, 4, 6 and 7 of the TBC Statement, the TBK Statement and the Vanderbilt Statement, as amended. Accordingly, those Items are omitted from this Joint Amendment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a) As a result of the dispostion of 303,407 shares of Non-Voting Common Stock tendered pursuant to the Merger, as of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 333,648 shares of Non-Voting Common Stock, which constitutes approximately 4.23% of the 7,444,396 shares of Non-Voting Common Stock which TBC believes to be the total number of shares of Non-Voting Common Stock outstanding at the close of business on January 8, 1996 (the "Record Date"). The TBC Shares are held in the TBC Accounts. TBC has instructed the various custodians for such TBC Accounts to tender their respective shares. Such shares are in the process of being tendered.

      As a result of the disposition of 52,460 shares of Non-Voting Common Stock tendered pursuant to the Merger, as of the date hereof, TBK does not beneficially own directly any shares of Non-Voting Common Stock.

      As a result of the disposition of 19,000 shares of Non-Voting Common Stock tendered pursuant to the Merger, as of the date hereof, Vanderbilt does not beneficially own directly any shares of Non-Voting Common Stock.

      Each of TBC, TBK and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Non-Voting Common Stock held in the TBC Accounts.

      Each of TBC, TBK and Vanderbilt disclaims beneficial ownership of Non-Voting Common Stock held by the other. Except as described herein, to the best knowledge of TBC, TBK and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, TBK, Vanderbilt, or any other person named in
Item 2 of the TBC Statement, the TBK Statement and the Vanderbilt Statement, beneficially owns any shares of Non-Voting Common Stock.

      (b) TBC has investment discretion with respect to 333,648 shares of Non-Voting Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 314,630 shares of Non-Voting Common Stock held in certain TBC Accounts.

      Each of the General Partners of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Non-Voting Common Stock held in the TBC Accounts; and (ii) shared power to vote or direct the vote of 314,630 shares of Non-Voting Common Stock held in certain TBC Accounts.

      (c) On March 5, 1996, TBK and Vanderbilt tendered 52,460 shares of Non-Voting Common Stock and 19,000 shares of Non-Voting Common Stock, respectively, pursuant to the terms of the Merger for $27.50 per share. On March 6, 1996, certain of the TBC Accounts tendered 303,407 shares of Non-Voting Common Stock pursuant to the terms of the Merger for $27.50 per share. As stated hereinabove, TBC has instructed the various custodians of the remaining 333,648 shares of Non-Voting Common Stock held for the benefit of the TBC Accounts to tender such shares.

      (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

      To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

      To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

      (e) TBK and Vanderbilt ceased to be the beneficial owner of any shares of Non-Voting Common Stock on March 5, 1996. TBC ceased to be the beneficial owner of more than 5% of Non-Voting Common Stock on March 6, 1996.

                                    SIGNATURE


      Each of Tweedy, Browne Company L.P., TBK Partners, L.P. and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Joint Amendment is true, complete and correct.

                                          TWEEDY, BROWNE COMPANY L.P.




                                          By
                                             ------------------------------
                                             Christopher H. Browne
                                             General Partner





                                          TBK PARTNERS, L.P.




                                          By
                                             ------------------------------
                                             Christopher H. Browne
                                             General Partner





                                          VANDERBILT PARTNERS, L.P.




                                          By
                                             ------------------------------
                                             Christopher H. Browne
                                             General Partner











Dated:      March 19, 1996